(d)(8)(i)

Baillie Gifford Overseas Limited Registered Office: Calton Square, 1 Greenside Row, Edinburgh EH1 3AN Tel.*44 (0)131 275 2000 Fax *44 (0)131 275 3999 www.bailliegifford.com

Voya Investments, LLC	February 2015	Ref:tkcv040201
7337 East Doubletree Ranch Road
Suite 100
Scottsdale, AZ 85258
Attention: Michael J. Roland

Dear Sir

Sub-Advisory Agreement between Voya Investments, LLC and Baillie Gifford Overseas Limited

The Markets in Financial Instruments Directive (MiFID)

This letter should be read in conjunction with the Sub-Advisory Agreement between Voya Investments, LLC (the “Client”) and Baillie Gifford Overseas Limited (the “Sub-Adviser”) effective from November 18, 2014 (the “Agreement”) in respect of Voya Mutual Funds (the “Fund”).

Any defined terms not defined in this letter shall have the same meanings attributed to them as in the Agreement save where the context otherwise requires.

1.                                      STATUS OF THIS LETTER

This letter supplements and shall form part of the Agreement.

2.                                      CLIENT CATEGORISATION

The services provided under the Agreement are provided on the basis that the Client qualifies as a professional client. Under Financial Conduct Authority’s Rules, although the Sub-Adviser is obliged to inform the Client that it can request a different categorisation, namely opting for “retail client” status, the Sub-Adviser is not permitted to accept retail clients.

3.                                      ORDER EXECUTION POLICY

The Sub-Adviser has established and implemented an Order Execution Policy to ensure that it provides best execution. A copy of the Order Execution Policy is attached to this letter. The Client confirms that it has on or prior to November 18, 2014 read, understood and agreed to the Order Execution Policy and continues so to do and in particular that, for instruments admitted to trading on a regulated market or multilateral trading facility (“MTF’), it has consented and continues to consent to the Sub-Adviser arranging for the execution of an order in such instruments outside a regulated market or MTF.

Registered in Scotland No 84807 ARBN No 118567178 Authorised and regulated by the Financial Conduct Authority

4.           SUITABILITY AND RISK WARNINGS

The Client acknowledges that where the Sub-Adviser is instructed by the Client to follow a particular investment strategy for the Account, the Sub-Adviser will manage the Account in accordance with the Client’s instructions and the terms of the mandate agreed with the Client. The Sub-Adviser will not be obliged to reassess and/or confirm whether the proposed strategy is suitable for the Client or the Fund or whether the Client or the Fund is financially able to bear the investment risk. The Client acknowledges that the Client should not deal in investments unless it understands the nature and extent of its exposure to risk. A general description of the nature and risks of investments which may be held in the Account is attached to this letter.

5.           TRADING ARRANGEMENTS

The Client confirms receipt of the Sub-Adviser’s Trading Arrangements policy (the version current at the date of this letter being entitled “Baillie Gifford Trading Procedures and Control Processes 2014”) a copy of which is attached to this letter.

6.           DELEGATION

The Sub-Adviser is authorized to appoint Baillie Gifford & Co as its agent for the provision to the Sub-Adviser of investment research, investment administration services, support services, secretarial and administrative services and/or such other services as the Sub-Adviser may require to enable the Sub-Adviser to perform its services under the Agreement. The Sub-Adviser alone shall remain responsible for paying any fees charged and reimbursing any expenses incurred by Baillie Gifford & Co in connection with the provision of such services.

7.           MISCELLANEOUS

Notwithstanding the provisions of the Agreement, the investment objectives, investment guidelines and restrictions laid down by the Client and the Fund shall not be deemed to have been breached as a result of changes in the price or value attributable to any assets of the Series brought about solely through market movements and the Sub-Adviser shall not be liable to compensate the Client or the Fund for any losses related to such a breach.

The Sub-Adviser shall provide a list of markets to the Client and its custodian that it requires opened in order to manage the Account efficiently in accordance with the investment guidelines. The Client and the Fund shall use their best endeavors to arrange to open all the markets notified to the Client by the Sub-Adviser. The Client acknowledge that failure to open required markets may impact the Sub-Adviser’s ability to meet performance objectives contained in the Agreement in which event the Sub-Adviser shall not be in breach of any term of the Agreement insofar as such term relates to an obligation on the part of the Sub-Adviser to meet any performance objective.

No warranty or undertaking is given by the Sub-Adviser as to the performance or profitability of the Account or that the primary investment objective shall be successfully achieved.

Please countersign this letter to indicate your consent.

Yours faithfully

VOYA INVESTMENTS, LLC

/s/ [ILLEGIBLE]	By:	/s/ Julius A. Drelick III
Director
BAILLIE GIFFORD OVERSEAS LIMITED	Name:	Julius A. Drelick III

	Title:	SVP - Head of Fund Compliance